File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

(Filed April 29, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 29, 2009

Release

Annual Shareholders Meeting Approves 2008 Financial Results

San Pedro Garza Garcia, Nuevo Leon, Mexico, April 29, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), today held its Annual General Shareholders Meeting at which the Company's 2008 financial results were approved.

At the meeting, shareholders also approved the 2008 Audit, Corporate Practices and Finance and Planning Committees reports, as well as those of the Board of Directors and the CEO.

Shareholders elected Directors for 2009, including Chairman and Secretary; certified the independent Board members; and elected the Chairman of the Audit and Corporate Practices Committees.

Vitro's Board of Directors also opted not to propose a cash dividend payment to shareholders this year, consistent with the current business environment and the extensive cost and expense reduction initiatives being implemented by the Company.

The Company expects to invest approximately US$74 million throughout 2009, in the maintenance and optimization of its technology and manufacturing processes.

The Company also continues discussions and negotiations with its counterparties and creditors and would like to reiterate its commitment to exploring different alternatives and searching for creative ways to reach a favorable settlement.

Vitro has been in existence for 100 years, and has a strong business foundation with solid business operations, durable strong franchises and market positions, as well as products and services of superior quality.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 29, 2009